EXHIBIT 2.1

TERMINATION AND SETTLEMENT AGREEMENT

            This Termination and Settlement Agreement, dated as of September 28, 2000 (this "Agreement"), is between Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), and Hudson River Bancorp, Inc., a Delaware corporation ("Hudson River").

RECITALS

      A.      Merger Agreement. Cohoes and Hudson River entered into an Agreement and Plan of Merger, dated as of April 25, 2000 (the "Merger Agreement"), pursuant to which Cohoes was to merge with and into Hudson River (the "Merger").

       B.      Options. As a condition to entering into the Merger Agreement and in consideration therefor, Cohoes granted to Hudson River an option (the "Cohoes Option") to purchase a number of authorized but unissued shares of Cohoes common stock equal to approximately 19.9% of Cohoes' issued and outstanding common stock, pursuant to a Stock Option Agreement, dated April 25, 2000 (the "Cohoes Option Agreement"), and Hudson River granted to Cohoes an option (the "Hudson River Option" and, together with the Cohoes Option, the "Options") to purchase a number of authorized but unissued shares of Hudson River common stock equal to approximately 19.9% of Hudson River's issued and outstanding common stock, pursuant to a Stock Option Agreement, dated April 25, 2000 (the "Hudson River Option Agreement" and, together with the Cohoes Option Agreement, the "Option Agreements").

      C.      Initial Triggering Event Under the Option Agreements. On June 26, 2000, TrustCo Bank Corp NY ("TrustCo") publicly announced an intention to make a bona fide proposal to engage in an Acquisition Transaction (as defined in the Option Agreements) with each of Cohoes and Hudson River. On July 11, 2000, TrustCo filed a Form S-4 registration statement with respect to a potential tender offer that would constitute an Acquisition Transaction with respect to each of Cohoes and Hudson River. On August 9, 2000, Ambanc Holding Co., Inc. ("Ambanc") commenced a cash tender offer for the outstanding common stock of Cohoes. Each of the foregoing constituted and continues to constitute an Initial Triggering Event (as defined in the Option Agreements). As of the date of this Agreement, a Subsequent Triggering Event (as defined in the Option Agreements) has not occurred under either of the Option Agreements.

      D.      Failure to Receive Shareholder Approval of the Cohoes Proposal. At the special meeting of shareholders of Cohoes held on August 17, 2000, the Cohoes Proposal (as defined in the Merger Agreement) was not approved by the requisite vote. As a result, either party to the Merger Agreement is able to terminate the Merger Agreement pursuant to Section 8.1(d) thereof.

      E.      Termination of Merger Agreement. The Boards of Directors of Cohoes and Hudson River have mutually agreed it is in the best interests of their respective corporations to mutually

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terminate the Merger Agreement pursuant to Section 8.1(d) thereof, subject to the terms and conditions of this Agreement.

      F.      Amendment of Option Agreements and Options. The Boards of Directors of Cohoes and Hudson River have mutually agreed it is in the best interests of their respective corporations to amend the Option Agreements and the Options to place an economic cap on the value thereof in the event a Subsequent Triggering Event (as defined in the Option Agreements) occurs under either of the Option Agreements.

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

      1.      Termination of Merger Agreement. Cohoes and Hudson River hereby mutually terminate the Merger Agreement pursuant to Section 8.1(d) thereof, without any liability or further obligation to each other whatsoever in connection with the Merger Agreement, or the obligations undertaken with respect to the Merger Agreement, or the Merger, except that the provisions of Section 6.4 of the Merger Agreement relating to confidentiality shall survive, Section 6.5 shall survive solely with respect to the initial press release regarding the termination of the Merger Agreement and the terms of this Agreement, and Section 9.1 regarding expenses shall survive. The parties recognize and agree that they hereby are mutually releasing each other, their subsidiaries, affiliates and successors, employees, officers, directors and assigns from any and all claims for breach of the Merger Agreement and that Sections 8.2(d) and 8.6 of the Merger Agreement shall have no further force or effect. Except as set forth in this paragraph and except for the terms of this Agreement, neither party shall have any obligation or liability to the other based upon, related to, arising from or connected in any way with the Merger Agreement or the confidentiality agreements, other than with respect to the Option Agreements and the Options.

      2.      Stock Option Agreements. The Option Agreements and the Options are being amended to add a new Section 24 in each of the Option Agreements in order to include an economic cap on the value of the Options. Amendment No. 1 to the Cohoes Option Agreement is attached hereto as Exhibit A, and Amendment No. 1 to the Hudson River Option Agreement is attached hereto as Exhibit B.

      3.      Representations and Warranties.

               3.1      Cohoes hereby represents and warrants to Hudson River that Cohoes has the requisite corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly authorized by the Cohoes Board prior to the date hereof and no other corporate proceedings on the part of Cohoes are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Cohoes.

               3.2      Hudson River hereby represents and warrants to Cohoes that Hudson River has the requisite corporate power and authority to execute and deliver this

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Agreement. The execution and delivery of this Agreement by Hudson River have been duly and validly authorized by the Board of Directors of Hudson River and no other corporate proceedings on the part of Hudson River are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Hudson River.

      4.      Press Release. The parties to the Merger Agreement hereby agree that the announcement and press release attached hereto as Exhibit C concerning the termination of the Merger shall be made jointly and released immediately after execution of this Agreement by the parties hereto.

      5.      Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the matters contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the provisions of the Merger Agreement referred to herein.

      6.      Interpretation. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

      7.      Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

      8.      Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

      9.      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

      10.      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

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            IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

COHOES BANCORP, INC.

By:	/s/ Harry L. Robinson
Harry L. Robinson
President and Chief Executive Officer

HUDSON RIVER BANCORP, INC.

By:	/s/ Carl A. Florio
Carl A. Florio
President and Chief Exeutive Officer

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